Filed Pursuant to Rule 424(b)(3)
Registration No. 333-115696

Supplement dated September 29, 2004
(To Prospectus dated June 9, 2004 and Prospectus Supplement
dated June 17, 2004)

UNITED DOMINION REALTY TRUST, INC.
Medium-Term Notes Due Nine Months or More From Date of Issue

The first paragraph of the section entitled “Plan of Distribution” on page S-40 of the Prospectus Supplement dated June 17, 2004, is amended and restated in its entirety to read as follows:

Under the terms of a distribution agreement, dated June 17, 2004, we are offering the notes on a continuous basis through or to J.P. Morgan Securities Inc., Banc of America Securities LLC, Citigroup Global Markets Inc., Goldman, Sachs & Co., KeyBanc Capital Markets, a division of McDonald Investments Inc., Morgan Stanley & Co. Incorporated, Piper Jaffray & Co., SunTrust Capital Markets, Inc., Wachovia Capital Markets, LLC and Wells Fargo Brokerage Services, LLC, referred to in this prospectus supplement individually as an “agent” and collectively as the “agents.” The agents, individually or in a syndicate, may purchase notes, as principal, from us from time to time for resale to investors and other purchasers at varying prices relating to prevailing market prices at the time of resale as determined by the applicable agent or, if so specified in the applicable pricing supplement, for resale at a fixed offering price. However, we may agree with an agent for that agent to utilize its reasonable efforts on an agency basis on our behalf to solicit offers to purchase notes at 100% of the principal amount thereof, unless otherwise specified in the applicable pricing supplement. We will pay a commission to an agent, ranging from .125% to .750% of the principal amount of each note, depending upon its stated maturity, sold through that agent as our agent, unless otherwise agreed. We will negotiate commissions with respect to notes with stated maturities in excess of 30 years that are sold through an agent as our agent at the time of the related sale.